NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

October 10, 2006

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches Inc.
Registration Statement on Form S-3
Filed August 10, 2006
File No. 333-136470

Mr. Owings:

     Concurrently with the delivery of this correspondence, we are filing a pre-effective Amendment No. 2 to the Registration Statement referred to above.

     We have filed Amendment No. 2 on Form S-1. In accordance with Instruction VII to Form S-1 we have elected to provide the information required by Item 11 of the Form through incorporation by reference pursuant to Items 11A and 12 of the Form.

     In determining our eligibility to use incorporation by reference, we note the following:

          (i) we are subject to the requirements to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”);

          (ii) we and have filed all reports and other materials required to be filed under the Exchange Act during the preceding 12 months;

          (iii) we are not, and have not been during the past three years, a blank check company (as defined in Rule 419(a)(2)), a shell company (as defined in Rule 405), or a registrant for an offering of penny stock (as defined in Rule 3a51-1) of the Exchange Act;

          (iv) the offering that we are registering is not effecting a business combination transaction (as defined in Rule 165(f)(1)); and

          (v) we make our periodic and current reports filed under Section 13 and Section 15(d) of the Exchange Act, including the ones incorporated by reference in the Registration Statement, readily available and accessible by a link on our website at www.nitches.com.

     With respect to clause (iv) above, the offering being registered relates to the resale of shares of our common stock that are being acquired by the selling stockholders in a private transaction.

     Thank you for your assistance in this matter. Please call me at (858) 625-2636 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/	Steven P. Wyandt
Chief Executive Officer